NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS To be held on May 5, 2021 Notice is hereby given that the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Corporation”) will be held virtually on Wednesday, May 5, 2021 at 10:00 a.m. (Pacific Time) at +1-800-319-4610 (Canada / USA) or +1-604-638-5340 (International) and http://services.choruscall.ca/links/ westportagm20210505.html. For those who wish to vote during the meeting, pre-registration is required and detailed information on how to register is available in the "Section: Solicitation of Proxies" of this document. The purpose of the Meeting is to consider, and to take action with respect to, the following matters: 1. Receive the audited consolidated financial statements for the year ended December 31, 2020, together with the auditors' report on those statements; 2. Vote to elect the directors of Westport Fuel Systems for the next year; 3. Vote on reappointing the auditors for the next year and the authorization of the directors to set their remuneration; 4. Consider and adopt, on an advisory basis, an ordinary resolution accepting the Corporation's approach to executive compensation. Shareholders are referred to the accompanying management information circular dated March  15, 2021 (the “Circular”) for more detailed information with respect to the matters to be considered at the Meeting. Only persons registered as holders of Common Shares on the records of Westport Fuel Systems as of the close of business on March 16, 2021, are entitled to receive notice of the Meeting. Individuals, corporations or other persons directly registered as Shareholders on the share register maintained by Computershare Trust Company of Canada (“Computershare”) on March  16, 2021 (“Registered Shareholders”) may virtually attend the Meeting and vote. Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on March 16, 2021 (“Beneficial Shareholders”) who wish to attend the Meeting and vote should strike out the current names on the proxy and enter their own names in the blank space on the instrument of proxy provided to them by their broker (or the broker’s agent) and return that proxy to their broker (or the broker’s agent) in accordance with the instructions provided by their broker (or the broker’s agent), well in advance of the Meeting. Registered and Beneficial Shareholders who do not wish to attend the virtual Meeting or to vote their Common Shares virtually may be represented by proxy. A person appointed as proxyholder does not need to be a Shareholder of Westport Fuel Systems’. Shareholders who are unable to attend the Meeting virtually are requested to date, sign and return the accompanying instrument of proxy (the “Proxy”), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. For Registered Shareholders, the Proxy, or other appropriate form of proxy, will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, fax numbers: 1-866-249-7775 (toll free North America), or 1-416-263-9524 (international) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof. Registered Shareholders may also vote by telephone or over the internet as described in the accompanying Proxy. For Beneficial Shareholders, the instrument of proxy provided by your broker (or the broker’s agent) can be mailed to Broadridge Financial Solutions, Inc. (“Broadridge”) at the address set forth on such instrument of proxy or, alternatively, a Beneficial Owner can call Broadridge’s toll-free telephone line to vote: 1-800-474-7493, or access Broadridge’s dedicated voting website at www.proxyvote.com. Dated at Vancouver, BC as of the 15th day of March, 2021, By order of the Board of Directors, Richard Orazietti, Chief Financial Officer Notice of Annual General Meeting of Shareholders 2 | WESTPORT FUEL SYSTEMS INC. 2020 MANAGEMENT INFORMATION CIRCULAR